Exhibit 21.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Farfetch.com Ltd	Isle of Man
Farfetch UK Limited	England & Wales
FFBR importacao e exportacao LTDA	Brazil
Farfetch.com Brasil Servicos LTDA	Brazil
Farfetch.com US LLC	United States
Fashion Concierge Powered By Farfetch, LLC	United States
Farfetch Portugal-Unipessoal LDA	Portugal
Farfetch HK Holdings Limited	Hong Kong
Browns (South Molton Street) Limited	England & Wales
Farfetch Japan Co., Ltd	Japan
LASO.CO.LTD	Japan
Farfetch China (HK Holdings) Limited	Hong Kong
Farfetch (Shanghai) E-Commerce Co., Ltd	China
Farfetch HK Production Limited	Hong Kong
Farfetch Store of the Future Limited	England & Wales
Fashion Concierge UK Limited	England & Wales
F&C Fashion Concierge, LDA	Portugal
Farfetch Black & White Limited	England & Wales
Farfetch International Limited	Isle of Man
Farfetch México, S.A. de C.V.	Mexico
Farfetch India Private Limited	India